UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 17, 2020

DAVITA INC.

(Exact name of registrant as specified in its charter)

Delaware	1-14106	51-0354549
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 16th Street
Denver, CO 80202
(Address of principal executive offices including Zip Code)

(720) 631-2100

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol(s):	Name of each exchange on which registered:
Common Stock, $0.001 par value	DVA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

In conjunction with its anticipated modified “Dutch auction” tender offer for shares of its common stock for an aggregate purchase price of up to $1.0 billion at a price per share of not less than $77.00 and not more than $88.00, DaVita Inc. (the “Company”, “DaVita”, “we”, “our”, and “us”) released the following information concerning its 2020 outlook and related assumptions. The tender offer will commence today and will expire at 12:00 midnight, New York City time, at the end of the day on September 14, 2020, unless extended by the Company or otherwise terminated, and is subject to other terms and conditions detailed in the tender offer documents that are being filed with the Securities and Exchange Commission (“SEC”) on August 17, 2020.

2020 Outlook

As discussed on its most recent earnings call on July 30, 2020, based on the financial performance for the second quarter, the Company raised its guidance for certain 2020 financial results. The Company raised its adjusted earnings per share guidance by $0.50 to a range of $6.25 to $6.75 and raised its guidance for adjusted operating income margin to a range of 14.0% to 14.75%. The Company also raised its guidance for free cash flow from continuing operations for 2020 by $200 million to a range of $800 million to $1 billion.

The foregoing forward-looking measures and the underlying assumptions involve significant known and unknown risks and uncertainties, including those described below, and actual results may vary materially from these forward-looking measures. In particular, the widespread impact of the novel coronavirus (COVID-19) pandemic continues to generate significant risk and uncertainty, and as a result, our future results could vary materially from the guidance provided above. We do not provide guidance for diluted net income from continuing operations per share attributable to DaVita Inc., operating income margin or free cash flow from continuing operations on a basis consistent with United States generally accepted accounting principles (“GAAP”) nor a reconciliation of forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis because we are unable to predict certain items contained in the GAAP measures without unreasonable efforts. These non-GAAP financial measures do not include certain items, including loss on changes in ownership interests, accruals for legal matters, refinancing charges and foreign currency fluctuations, which may be significant.

Item 8.01.	Other Events.

Tender Offer

The Company is releasing this information to provide investors with updated information in conjunction with its anticipated modified “Dutch auction” tender offer The tender offer is not conditioned upon any minimum number of shares being tendered and is not subject to a financing condition. DaVita expects to finance the share purchases in the tender offer with cash on hand, and to the extent necessary, borrowings under its currently undrawn $1.0 billion revolving line of credit under its senior secured credit facilities. The tender offer documents contain tendering instructions and a complete explanation of the tender offer’s terms and conditions and are being filed with the Securities and Exchange Commission today.

Assumptions Relating to 2020 Outlook

Set out below is a further discussion of the assumptions upon which the guidance set forth in Item 7.01 above is provided as well as information relating to changes to anticipated results should conditions ultimately differ from those assumed in the guidance provided above.

The increased guidance ranges included forecasted changes in expenses and revenue in the second half of 2020 as compared to the first half of 2020, including a reduction in calcimimetics profits, expenditures relating to Proposition 23, the union-sponsored ballot initiative in California, as well as a wide range of scenarios relating to financial impacts from the ongoing COVID-19 pandemic. The potential negative financial impact resulting from COVID-19 that is included in the range of revised guidance for the second half of 2020 has not yet occurred in the third quarter. The Company’s financial performance in the second half of 2020 could be better than the revised guidance if the negative scenarios resulting from COVID-19 do not occur in the second half of 2020, and such improvement could be significant depending on the developments. Given the uncertainty and potential financial volatility associated with the COVID-19 pandemic, including the potential complex interaction between the COVID-19 pandemic and regular flu season both with respect to patient volume and labor costs, the Company does not anticipate having clarity on full year financial results until the fourth quarter of 2020.

Forward-Looking Statements

The guidance and other forward-looking information in this report (collectively, “forward-looking statements”) and the underlying assumptions involve significant risks and uncertainties, including those described below, and actual results may vary significantly from these forward-looking statements. Among other things, we cannot assure you that our actual financial and operating results will not differ, perhaps materially, from the guidance set forth above. Similarly, we cannot assure you that the proposed tender offer described above will occur on the terms currently contemplated, or at all.

The information in this report is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The tender offer for the outstanding shares of our common stock described in this report has not commenced. At the time the tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) will contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to our shareholders at no expense to them upon written or oral request directed to Georgeson LLC, our information agent at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or (888) 206-5896. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

DaVita Inc. and its representatives may from time to time make written and oral forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), including statements in this report and other filings with the SEC, reports to shareholders, press releases and in meetings with investors and analysts. All such statements in this report, other than statements of historical fact, are forward-looking statements and as such are intended to be covered by the safe harbor for “forward-looking statements” provided by the PSLRA. These forward-looking statements include, among other things, our anticipated 2020 financial results, response to and the expected future impacts of the COVID-19 pandemic, statements regarding our future operations, financial condition and prospects and our ongoing stock repurchase program (including expectations with respect to the tender offer). Without limiting the foregoing, statements including the words “expect,” “intend,” “will,” “plan,” “anticipate,” “believe,” “forecast,” “guidance,” “outlook,” “goals,” and similar expressions are intended to identify forward-looking statements. Our actual results and other events could differ materially from any forward-looking statements due to numerous factors that involve substantial known and unknown risks and uncertainties. These risks and uncertainties include, among other things:

•	our ability to satisfy the conditions to the tender offer;

•	the price per share at which we ultimately determine to purchase shares in the tender offer and the number of shares tendered in the tender offer;

•	the terms, timing, costs and interest rate on any indebtedness incurred to fund such purchases;

•	our ability to commence and complete the tender offer, including the number of shares we are able to purchase pursuant to the tender offer;

•	our ability to achieve the benefits contemplated by the tender offer;

•	any adverse impact that the tender offer may have on us and the trading market for our common stock;

•

the continuing impact of the dynamic and rapidly evolving COVID-19 pandemic, including, without limitation, on our patients, teammates, physician partners, suppliers, business, operations, reputation, financial condition and results of operations, the government’s response to the COVID-19 pandemic, and the consequences of an extended economic downturn resulting from the impacts of COVID-19, including a potential negative impact on our commercial mix, any of which may also have the effect of heightening many of the other risks and uncertainties discussed below;

•

the concentration of profits generated by higher-paying commercial payor plans for which there is continued downward pressure on average realized payment rates, and a reduction in the number or percentage of our patients under such plans, including without limitation as a result of restrictions or prohibitions on the use and/or availability of charitable premium assistance, which may result in the loss of revenues or patients, or our making incorrect assumptions about how our patients will respond to any change in financial assistance from charitable organizations;

•

noncompliance by us or our business associates with any privacy or security laws or any security breach by us or a third party involving the misappropriation, loss or other unauthorized use or disclosure of confidential information;

•

the extent to which the ongoing implementation of healthcare reform, or changes in or new legislation, regulations or guidance, enforcement thereof or related litigation result in a reduction in coverage or reimbursement rates for our services, a reduction in the number of patients enrolled in higher-paying commercial plans, or that are enrolled in or select Medicare Advantage plans, or other material impacts to our business; or our making incorrect assumptions about how our patients will respond to any such developments;

•	a reduction in government payment rates under the Medicare program or other government-based programs and the impact of the Medicare Advantage benchmark structure;

•

risks arising from potential and proposed federal and/or state legislation, regulation, ballot, executive action or other initiatives, including such initiatives related to healthcare and/or labor matters, such as AB290 and Proposition 23 in California;

•

the impact of the upcoming election cycle, the political environment and related developments on the current healthcare marketplace and on our business, including with respect to the future of the Affordable Care Act, the exchanges and many other core aspects of the current healthcare marketplace;

•

our ability to successfully implement our strategy with respect to home-based dialysis, including maintaining our existing business and further developing our capabilities in a complex and highly regulated environment;

•	changes in pharmaceutical practice patterns, reimbursement and payment policies and processes, or pharmaceutical pricing, including with respect to calcimimetics;

•	legal and compliance risks, such as our continued compliance with complex government regulations;

•	continued increased competition from dialysis providers and others, and other potential marketplace changes;

•

our ability to maintain contracts with physician medical directors, changing affiliation models for physicians, and the emergence of new models of care introduced by the government or private sector that may erode our patient base and reimbursement rates, such as accountable care organizations, independent practice associations and integrated delivery systems;

•

our ability to complete acquisitions, mergers or dispositions that we might announce or be considering, on terms favorable to us or at all, or to integrate and successfully operate any business we may acquire or have acquired, or to successfully expand our operations and services in markets outside the United States, or to businesses outside of dialysis;

•

uncertainties related to potential payments and/or adjustments under certain provisions of the equity purchase agreement for the sale of our DaVita Medical Group (DMG) business, such as post-closing adjustments and indemnification obligations;

•

the variability of our cash flows, including without limitation any extended billing or collections cycles; the risk that we may not be able to generate or access sufficient cash in the future to service our indebtedness or to fund our other liquidity needs; and the risk that we may not be able to refinance our indebtedness as it becomes due, on terms favorable to us or at all;

•

factors that may impact our ability to repurchase stock under our stock repurchase program (including the tender offer described above) and the timing of any such stock repurchases, as well as our use of a considerable amount of available funds to repurchase stock;

•	risks arising from the use of accounting estimates, judgments and interpretations in our financial statements;

•	impairment of our goodwill, investments or other assets; and

•

uncertainties associated with the other risks described in Part I, Item 1A “Risk Factors” and Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2019, Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 1A “Risk Factors in each of our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2020 and the other risks and uncertainties discussed in any subsequent reports that we file or furnish with the SEC from time to time.

The forward-looking statements should be considered in light of these risks and uncertainties. All forward-looking statements in this report are based solely on information available to us on the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of changed circumstances, new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC.

By:	/s/ Joel Ackerman
Name:	Joel Ackerman
Title:	Chief Financial Officer and Treasurer

Date: August 17, 2020